SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE PROCTER & GAMBLE COMPANY

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Stock, without Par Value

(Title of Class of Securities)

742718 10 9

(CUSIP Number of Class of Securities)

Susan S. Whaley, Esq.

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

(513) 983-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Timothy J. Melton, Esq.

Bradley C. Brasser, Esq.

Jones Day

77 West Wacker Drive

Chicago, Illinois 60601

(312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$11,173,236,174	$1,125,145

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of class A common stock of Coty Inc. (as reported on the New York Stock Exchange on August 30, 2016) into which shares of common stock of Galleria Co. being offered in exchange for shares of common stock of The Procter & Gamble Company will be converted, and paid in connection with Coty Inc.’s Registration Statement on Form S-4, which was initially filed on April 22, 2016 (Registration No. 333-210856) (the “Coty Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Coty Form S-4, as set forth therein.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,250,655.76	Filing Party: Coty Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-210856)	Date Filed: April 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by The Procter & Gamble Company (“P&G”) with the Securities and Exchange Commission on September 1, 2016 (as previously amended, the “Schedule TO”).

The Schedule TO relates to the offer by P&G to exchange all shares of common stock, par value $0.01 per share, of its wholly owned subsidiary, Galleria Co. (“Galleria Company”), for shares of common stock, without par value, of P&G that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). As promptly as practicable following completion of the Exchange Offer, which expired at midnight, New York City time, on September 29, 2016, Green Acquisition Sub Inc., a wholly owned subsidiary of Coty Inc. (“Coty”), will merge with and into Galleria Company, with Galleria Company surviving the merger and becoming a wholly owned subsidiary of Coty (the “Merger”). Pursuant to the Merger, each share of common stock of Galleria Company will automatically convert into the right to receive one share of Coty class A common stock on the terms and subject to the conditions set forth in the Prospectus, dated September 1, 2016 (the “Prospectus”), the Letter of Transmittal and the instructions to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(4)(i), (a)(1)(i) and (a)(1)(vi), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Galleria Company has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-210857) to register the shares of Galleria Company common stock offered in exchange for shares of P&G common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer was consummated but not fully subscribed. Coty has also filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-210856) to register the shares of Coty class A common stock into which shares of Galleria Company common stock will be converted in the Merger.

This Amendment No. 2 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 12:00 midnight, New York City time, on September 29, 2016. Pursuant to the Exchange Offer and based on a preliminary count by the exchange agent, approximately 691,105,648 shares of P&G common stock were tendered prior to the expiration of the Exchange Offer, including 383,204,614 shares tendered pursuant to guaranteed delivery procedures. The total number of shares tendered includes an estimated 1,488,679 shares of P&G common stock tendered by odd-lot shareholders not subject to proration. P&G intends to accept 104,969,205 of the tendered shares in exchange for the 409,726,299 shares of Galleria Company common stock owned by P&G and offered for exchange.

Based on the total number of shares of P&G common stock reported to be tendered and not properly withdrawn prior to the expiration of the Exchange Offer, the Exchange Offer was oversubscribed by approximately 586,136,443 shares, including shares tendered pursuant to guaranteed delivery procedures, resulting in a preliminary proration factor of approximately 15.01 percent.

P&G will not be able to determine the final proration factor until the end of the Exchange Offer’s guaranteed delivery period at 5:00 p.m., New York City time, on October 4, 2016. P&G will publicly announce the final proration factor, which may be different from today’s preliminary estimate, once it has been determined.

Because more than 104,969,205 shares of P&G common stock were tendered, all shares of Galleria Company common stock owned by P&G are expected to be distributed to P&G shareholders who tendered their shares of P&G common stock in the Exchange Offer, and no shares of Galleria Company common stock are expected to be distributed to P&G shareholders as a pro rata dividend.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(1)(ix)	Press Release by The Procter & Gamble Company dated September 30, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on September 30, 2016).

(a)(5)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 28, 2016 (incorporated by reference to P&G’s Form 425 filed on September 28, 2016).

(a)(5)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 29, 2016 (incorporated by reference to P&G’s Form 425 filed on September 29, 2016).

(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 30, 2016 (incorporated by reference to P&G’s Form 425 filed on September 30, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PROCTER & GAMBLE COMPANY

By:	/s/ Susan S. Whaley
Name:	Susan S. Whaley
Title:	Assistant Secretary

Dated: September 30, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Galleria Company’s Registration Statement on Form S-4 and Form S-1 (Registration No. 333-210856), initially filed with the Securities and Exchange Commission on April 22, 2016 (the “Registration Statement”)).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter of Introduction and Instructions to Record Holders of The Procter & Gamble Company (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Press Release by The Procter & Gamble Company dated September 1, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on September 1, 2016).

(a)(1)(viii)	Press Release by The Procter & Gamble Company dated September 28, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on September 28, 2016).

(a)(1)(ix)	Press Release by The Procter & Gamble Company dated September 30, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on September 30, 2016).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Prospectus, dated September 1, 2016 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 1, 2016 (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(ii)	P&G Specialty Beauty Brands Exchange Offer Frequently Asked Questions (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(iii)	Letter delivered to employees of The Procter & Gamble Company via the P&G intranet site (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 1, 2016 (incorporated by reference to P&G’s Form 425 filed on September 1, 2016).

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 2, 2016 (incorporated by reference to P&G’s Form 425 filed on September 2, 2016).

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 6, 2016 (incorporated by reference to P&G’s Form 425 filed on September 6, 2016).

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 7, 2016 (incorporated by reference to P&G’s Form 425 filed on September 7, 2016).

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 8, 2016 (incorporated by reference to P&G’s Form 425 filed on September 8, 2016).

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 9, 2016 (incorporated by reference to P&G’s Form 425 filed on September 9, 2016).

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 12, 2016 (incorporated by reference to P&G’s Form 425 filed on September 12, 2016).

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 13, 2016 (incorporated by reference to P&G’s Form 425 filed on September 13, 2016).

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 14, 2016 (incorporated by reference to P&G’s Form 425 filed on September 14, 2016).

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 15, 2016 (incorporated by reference to P&G’s Form 425 filed on September 15, 2016).

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 16, 2016 (incorporated by reference to P&G’s Form 425 filed on September 16, 2016).

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 19, 2016 (incorporated by reference to P&G’s Form 425 filed on September 19, 2016).

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 20, 2016 (incorporated by reference to P&G’s Form 425 filed on September 20, 2016).

(a)(5)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 21, 2016 (incorporated by reference to P&G’s Form 425 filed on September 21, 2016).

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 22, 2016 (incorporated by reference to P&G’s Form 425 filed on September 22, 2016).

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 23, 2016 (incorporated by reference to P&G’s Form 425 filed on September 23, 2016).

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 26, 2016 (incorporated by reference to P&G’s Form 425 filed on September 26, 2016).

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 27, 2016 (incorporated by reference to P&G’s Form 425 filed on September 27, 2016).

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 28, 2016 (incorporated by reference to P&G’s Form 425 filed on September 28, 2016).

(a)(5)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 28, 2016 (incorporated by reference to P&G’s Form 425 filed on September 28, 2016).

(a)(5)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 29, 2016 (incorporated by reference to P&G’s Form 425 filed on September 29, 2016).

(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 30, 2016 (incorporated by reference to P&G’s Form 425 filed on September 30, 2016).

(b)	None.

(d)(i)+*	Purchase Agreement Number 1 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(d)(ii)+*	Purchase Agreement Number 2 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(d)(iii)+*	Purchase Agreement Number 3 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(d)(iv)+*	Purchase Agreement Number 4 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(d)(v)+*	Purchase Agreement Number 5 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016.

(g)	None.

(h)	Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).

+	Confidential treatment granted as to certain portions that have been omitted and filed separately with the Securities and Exchange Commission.
*	Previously filed.